M.D. SASS SECURITIES, L.L.C.

Report of Independent Registered Public Accounting Firm on Exemption Report

Year Ended December 31, 2020

Confidential Treatment Requested

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 M.D. Sass Securities, L.L.C.

We have reviewed management's statements, included in the accompanying M.D. Sass Securities, L.L.C. Exemption Report, in which (a) M.D. Sass Securities, L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M.D. Sass Securities, L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions"), and (b) M.D. Sass Securities, L.L.C. stated that M.D. Sass Securities, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. M.D. Sass Securities, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.D. Sass Securities, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(i) of 17 C.F.R. § 240 15c3-3 under the Securities Exchange Act of 1934.

Berdon LLP

Certified Public Accountants

New York, New York
March 26, 2021

M.D. Sass Securities, L.L.C. Exemption Report

M.D. Sass Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(B)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): Rule 15c3-3, Section (k)(2)(i).

(2) The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

M.D. Sass Securities, L.L.C.

I, Sam Friedman, swear (or affirm) that, to the best knowledge and belief, this Exemption Report Is true and correct.



By: Sam Friedman
Title: FINOP / Senior Vice President

Date: _3/26/2021_____

I, Bobby Liu, swear (or affirm) that, to the best knowledge and belief, (i) this Exemption Report is true and correct and, (ii) neither M,D. Sass Securities, L.L.C., nor any member, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



By: Bobby Liu
Title: Chief Compliance Officer

Date: _3/26/2021_____